Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2005	2004	2003	2002	2001	2006	2005
Earnings:
Income (loss) before provision for income taxes, equity in loss of unconsolidated affiliates and cumulative effect of change in accounting principle	$(150,382)	$(4,682)	$59,637	$(27,228)	$(301,176)	$(14,416)	$(32,155)
Add: Fixed charges	60,988	57,542	66,610	74,240	107,441	15,875	14,392
Less: Minority interest	(381)	(452)	(347)	(446)	(132)	(102)	(124)
Less: Equity investment	249	412	2,678	3,225	—	—	281

Total earnings before fixed charges	$(89,262)	$52,900	$123,916	$44,233	$(193,603)	$1,561	$(17,920)

Fixed charges:
Interest expense	53,440	50,526	60,733	68,303	100,700	14,071	12,442
Estimated interest component of rent expense	7,548	7,016	5,877	5,937	6,741	1,804	1,950

Total fixed charges	$60,988	$57,542	$66,610	$74,240	$107,441	$15,875	$14,392

Shortage	$150,250	$4,642	NA	$30,007	$301,044	$14,314	$32,312
Ratio of earnings to fixed charges(1)	<1	<1	1.86	<1	<1	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.